April 15, 2013

VIA EDGAR AND FED EX

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Public Storage
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed on February 26, 2013
File No. 001-33519

Dear Mr. Gordon:

Set forth below is the response of Public Storage to the comments of the Staff that were set forth in your letter dated April 8, 2013, regarding our Form 10-K for the year ended December 31, 2012.  The Staff’s comments, indicated in bold, are followed by the response on behalf of Public Storage.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

 Overview of Management’s Discussion and Analysis of Operations, page 26

1.
In future Exchange Act periodic reports, please address any material trends related to the spread between average realized rents on terminated leases and average realized rents on new leases in the reporting period.

Response (to Question #1 and Question #2):

In future periodic reports, we will address any material trends in the rental rates of new leases compared to terminated leases and existing leases.

Our proposed disclosure is different than the Staff’s request that we compare average realized rents on terminated leases to average realized rents on new leases.  Our proposed disclosure will address rental rates that tenants are contractually obligated to pay, which in our opinion will provide information more useful to users when comparing rental rates of terminated leases, new leases and exiting leases.  For clarification, realized rents are contractual rents that are further adjusted for bad debt expense and promotional discounts.  In our opinion, not only would it be impractical to compute realized rent on terminated leases and new leases, but it also would not be a valid comparison for a user to draw any conclusions about our ongoing revenues because discounts and bad debt have disparate impacts upon the revenue recognized on new, existing, and vacating tenants.  Promotional discounts are recognized during the promotional period, generally the first month of tenancy because our leases are month-to-month, and bad debts are generally incurred in the process of forcing a tenant to move out as the time period between non-payment and forced move-out is short.

We will instead compare average contractual rents of new leases (which represent the rate that will be charged per the lease terms following the expiration of any promotional period) with average contractual rent of existing and terminated leases.  We believe that this comparison, combined with our commentary, will allow users to understand the trends in the rates on terminated leases, new leases, and existing leases, and therefore fully address the Staff’s comments.

We would note that while average contractual rents do not include the impact of promotional discounts or bad debts, we separately discuss trends in promotional discounts when the trends in discounts change.  Because the level of bad debts has been stable for several years, our disclosures do not provide separate commentary on bad debts.

 Analysis of Market Trends, page 44

2.	In future Exchange Act periodic reports, please expand your tabular disclosure here to discuss the relationship between your portfolio average rents and your rents on new leases.

Response:

As noted in our response to the Staff’s first comment, we would include in that disclosure a discussion of average rents on terminated leases, new leases, as well as portfolio (or existing leases).

Evaluation of Asset Impairment, page F-12

3.
We note your policy related to evaluating goodwill and intangible assets for impairment. In future filings, please disclose your accounting policies related to your evaluation for impairment of long-lived assets, loans and investments in unconsolidated joint ventures. Additionally, in your response, please tell us when your loan to Shurgard Europe was last evaluated for impairment and tell us the result of the analysis

Response:

In future filings, we will disclose our accounting policies related to our evaluation for impairment of long-lived assets, loans and investments in unconsolidated joint ventures.  Additionally, our loan to Shurgard Europe was last evaluated for impairment as of December 31, 2012 and we determined that it was not impaired, because we believed it was probable that we will collect all amounts due under the loan.

In connection with Public Storage’s response to the Staff’s comments, Public Storage hereby acknowledges that:

•	Public Storage is responsible for the adequacy and accuracy of the disclosure in the filings,
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and
•	Public Storage may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me or Steven Glick, our Chief Legal Officer, at 818-244-8080, ext. 1610, if you have additional questions on this matter.

Sincerely,

/s/ John Reyes
Senior Vice President and
Chief Financial Officer

cc:       Jerard Gibson
Eric McPhee
Mike McTiernan